SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Team Health Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87817A107
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87817A107	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,890,368 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,890,368 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,890,368 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.91%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87817A107	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2016 (the “Original Schedule 13D”, as amended, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, par value $0.01 per share, of Team Health Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4, 5, 6 and 7.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 30, 2016, the Reporting Person entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with Tennessee Parent, Inc. (“Parent”) in relation to an Agreement and Plan of Merger (the “Merger Agreement”) relating to a merger (the “Merger”) by and among the Issuer, Parent, and Tennessee Merger Sub, Inc., whereby the Reporting Person agreed to, among other things, vote its Shares in favor of the approval of the Merger and the transactions contemplated by the Merger Agreement.

The foregoing summary of the Voting and Support Agreement is qualified in its entirety by reference to the full text of the Voting and Support Agreement, a copy of which is incorporated herein by reference to Exhibit C.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 74,462,038 Shares outstanding, which is the total number of Shares outstanding as of the close of business on October 21, 2016, as reported in the Merger Agreement.

As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 5,890,368 Shares (not including the RSUs described below), constituting approximately 7.91% of the Shares outstanding.

In connection with Mr. Ostfeld’s service on the Board of Directors of the Issuer, on March 25, 2016, Mr. Ostfeld received a restricted stock unit award, which he is holding for the benefit of the Reporting Person, with respect to 2,841 Shares (the “RSUs”), which will vest one-third on each of the first, second and third anniversaries of the grant date.

CUSIP No. 87817A107	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 30, 2016, the Reporting Person entered into the Voting and Support Agreement. A copy of such agreement is incorporated herein by reference to Exhibit C.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit C	Voting and Support Agreement (incorporated by reference as Exhibit A to Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on October 31, 2016)

CUSIP No. 87817A107	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2016

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel